Filed by Brookfield Property Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: GGP Inc.
(Commission File No. 001-34948)

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS L.P. PROPOSES TO ACQUIRE GGP INC.

FOR $23.00 PER SHARE IN A COMBINATION OF CASH AND BPY UNITS

GGP shareholders would receive a 21% premium to unaffected trading price

Brookfield’s proposal delivers immediate compelling value for GGP shareholders

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, November 13, 2017 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“BPY”) today announced that it has made a non-binding proposal to acquire all the outstanding shares of common stock of GGP Inc. (“GGP” or the “Company”), other than those shares currently held by BPY and its affiliates (representing approximately 34% of the outstanding shares). Each common share of GGP will be acquired for consideration of $23.00. Each GGP shareholder can elect to receive consideration per GGP common share of either $23.00 in cash or 0.9656 of a limited partnership unit of BPY (“BPY units”), subject in each case to pro-ration based on a maximum cash consideration of approximately $7.4 billion (50% of the aggregate offer) and a maximum of approximately 309 million BPY units valued at approximately $7.4 billion (50% of the aggregate offer). The proposal represents a premium of 21% to the unaffected closing share price of the Company’s common stock of $19.01 on November 6, 2017.

The transaction will create, in BPY, one of the largest listed property companies in the world, with an ownership interest in almost $100 billion of premier real estate assets globally and annual net operating income of approximately $5 billion.

Brian Kingston, Chief Executive Officer of Brookfield Property Group, said, “Brookfield’s access to large-scale capital and deep operating expertise across multiple real estate sectors combined with GGP’s high-quality retail asset base will allow us to maximize the value of these irreplaceable assets. We are excited about the opportunity to leverage our expertise to grow, transform or reposition GGP’s shopping centers, creating long-term value in a way that would not otherwise be possible.”

He continued, “This transaction will provide GGP shareholders the option to immediately realize value for their shares at a 21% premium in cash and the opportunity to continue to participate in the growth of a leading, globally diversified real estate company that will be able to grow faster and create more value than either could on a stand-alone basis.”

The combined company will be owned approximately 30% by existing GGP shareholders. It will own one of the highest quality and most diverse real estate portfolios globally, with a strong balance sheet and financial profile. The transaction is expected to be immediately accretive to BPY’s FFO per unit and will provide for an enhanced dividend to GGP’s shareholders who elect to receive BPY units.

BPY presented its proposal to the Board of Directors of GGP on November 11, 2017. The transaction is subject to the negotiation and execution of definitive transaction documents and customary approvals, including, approval of a majority of the Company’s stockholders not affiliated with BPY.

There is no assurance that the GGP Board will approve a transaction with BPY or that a transaction will be consummated.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $265 billion in assets under management.

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Brookfield Contact:

Matthew Cherry

Senior Vice President

Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Additional Information and Where to Find It

This communication relates to a proposal which BPY has made for an acquisition of GGP. In connection with this proposal, BPY (and, if a negotiated transaction is agreed, GGP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document BPY and/or GGP may file with the SEC in connection with the proposed transaction.

Investors and security holders of BPY and GGP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of BPY and/or GGP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by BPY or GGP through the web site maintained by the SEC at http://www.sec.gov.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, BPY and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about BPY’s executive officers and directors in BPY’s 2016 Annual Report on Form 20-F filed with the SEC on March 10, 2017. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that a proposed transaction may not occur; risks related to our ability to integrate GGP’s business into our own; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.